May 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Grom Social Enterprises, Inc.
Registration Statement on Form S-1
File No. 333-253154

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Grom Social Enterprises, Inc., a Florida corporation (the “Company”), hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 4:00 p.m. EST on Wednesday, May 19, 2021, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GROM SOCIAL ENTERPRISES, INC.

By: /s/ Darren A. Marks
Darren A. Marks
President and Chief Executive Officer